Exhibit (a)(5)(ix)

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

STEVEN SILVERBERG, individually	)
and on behalf of all others similarly	)
situated,	)	CIVIL ACTION NO.

Plaintiff,	)
v.	)	CLASS ACTION
ICN PHARMACEUTICALS, INC.,	)
RIBAPHARM, INC., ROBERTS A	)
SMITH, DANIEL PARACKA, SANTO J	)
COSTA, GREGORY BORON, JAMES	)
PIECZYNSKI, AND ANDRE	)
DIMITRIADIS,	)
)
Defendants.	)

VERIFIED COMPLAINT

     Plaintiff, Steven Silverberg (“plaintiff”), by and through his undersigned counsel, for his complaint against the above-named defendants, alleges on knowledge as to his own conduct and actions and upon information and belief as to the conduct and actions of others as follows:

SUMMARY OF ACTION

     1.     This is an action for declaratory, injunctive and monetary relief arising out of a self-dealing scheme perpetrated by the defendants for the purpose of delivering sole ownership of Ribapharm, Inc. (“Ribapharm”) to its 80 percent stockholder, ICN Pharmaceuticals, Inc. (“ICN”), at an unfairly low price unilaterally established by ICN. The scheme involves a two step transaction: First, ICN, will extend a tender offer to the public owners of Ribapharm at $5.60 per share a price that is materially below the fair value of the shares and materially below the $10 per share at which ICN sold its shares of Ribapharm to the public only a year ago. Second, ICN, will effect a short-form merger by which all remaining non-tendering public stockholders will be forcibly eliminated at the same low price used in the exchange offer (the “Squeeze-Out Transaction,” or the “Two-step Going Private Transaction”).

     2.     Delaware law does not permit a controlling shareholder to engage in a Two-step Going-Private Transaction on terms that are unfair to the minority stockholders. Delaware law imposes upon directors an affirmative duty to the corporation and its stockholders to protect and defend their interests in the face of a Two-step Going-Private Transaction. Such directors are required to determine whether they consider these transactions to be fair and to act to defend the corporation and its shareholders against any unfairness — especially when the transaction is being pursued by a controlling stockholder. In the instant case, these fundamental fiduciary duties are being violated and disregarded by ICN, Ribapharm and Ribapharm’s Board of Directors (the “Ribapharm Board”), who are not in a position to and have not acted independently from ICN.

     3.     The Ribapharm Board has not acted independently, because, although ostensibly independent, was specifically put in place in January 2003 by ICN in order to ensure that ICN could purchase the remaining shares of Ribapharm that it does not own at an unfairly low price. In fact, one day after Ribapharm’s Chairman and CEO, Johnson Lau, issued a press release on December 22, 2002 insisting that ICN spin-off the remainder of Ribapharm, as it had promised in the offering, ICN acted to remove 5 of the 6 directors of the Ribapharm Board. ICN, which had already actively planned a possible squeeze out intended that those directors would not object when ICN would subsequently seek to buy out the minority shareholders at an unfair price.

     4.     Faced with ICN’s unfair effort to acquire complete ownership of Ribapharm, a properly functioning, disinterested and independent Ribapharm Board would have taken affirmative steps by now to protect the interests of Ribapharm’s public stockholders and to preclude ICN from succeeding in its plan. Among other things, a properly functioning Ribapharm Board would have responded by: (i) negotiating with ICN, (ii) implementing measures designed to deflect ICN from achieving the Squeeze-Out Transaction on terms that are not fair to Ribapharm’s public stockholders, (iii) exploring alternative transactions that offer greater value to Ribapharm’s public stockholder and, (iv) under the circumstances present here, insisting that any tender offer proceed at the greater of fair value or the price ICN received for those shares only one year ago, $10.00 per share. Examples of actions within the authority of the Ribapharm Board, which a disinterested and independent board might consider, include (i) adopting a stockholders’ rights plan that would impose financial penalties upon ICN if it acquired additional shares of Ribapharm’s stock without dealing, at arm’s length, with the Ribapharm Board, (ii) extending a competing self-tender offer at a higher price than is offered by ICN and (iii) exploring alternative transactions that would provide greater value to the public stockholders than is offered by Ribapharm.

     5.     As Ribapharm’s controlling stockholder, ICN owes a fiduciary duty to refrain from interfering with the Ribapharm’s Board’s exercise of its fiduciary responsibility. As a controlling stockholder, ICN also owes a fiduciary duty to Ribapharm’s public stockholders to refrain from pursuing a two-step acquisition transaction on terms that are unfair to the public stockholders. In this case, however, ICN is vigorously pursuing an unfair two-step acquisition transaction, and its recently hand picked Ribapharm’s Board, at least as yet, has not taken action to prevent ICN’s from acquiring complete ownership of Ribapharm at a unfair price. Additionally, ICN has ultimate responsibility to refrain from breaching its fiduciary duty to Ribapharm’s public stockholders and to refrain from interfering with the proper exercise of the Ribapharm’s fiduciary responsibilities.

     6.     Delaware law does not permit a majority stockholder (which owns less than 90% of the stock of a Delaware corporation) to impose a process designed to deliver complete ownership of the corporation at a price unilaterally determined by the majority stockholder that is unfair without any input or exercise of fiduciary oversight on the part of the directors of the corporation. Without the intervention of the Court, however, that is what will occur in this case.

THE PARTIES

     7.     Plaintiff, Steven Silverberg, beneficially owns approximately 275,000 shares of Ribapharm’s common stock, and options to purchase an additional 50,000 share.

     8.     Defendant ICN is a Delaware corporation, which beneficially owns approximately 80.1% of the outstanding common stock of Ribapharm. ICN principal offices are located at 3300 Highland Avenue, Costa Mesa, California. ICN is a global research based pharmaceutical company that manufactures markets and distributes a broad range of prescription and non-prescription pharmaceuticals under the ICN brand name. ICN’s research and new product development focus on innovative treatments for dermatology, infectious disease and cancer.

     9.     Defendant Ribapharm, Inc. (“Ribapharm”) is a Delaware corporation which shares its principal place of business with its controlling stockholder ICN, at 3300 Highland Avenue, Costa Mesa, California. Ribapharm previously was a division of ICN and was incorporated on April 14, 2002. ICN’s stated objective is the discovery, development and commercialization of nucleoside analogs and other novel drugs that are useful in the treatment of viral diseases, cancer and other unmet medical needs.

     10.     The Ribapharm Board has six members consisting of Roberts Smith, Daniel J. Paracka, Santo Costa, Gregory Boron, James Pieczynski and Andre Dimitriadis. The members of the ICN Board are not disinterested independent with respect to ICN’s efforts to acquire complete ownership of Ribapharm. Ribapharm’s principal product is Ribaviran, a drug effective in fighting Hepatitis C.

     11.     Roberts A. Smith, a member of the board of directors of Ribapharm was previously an employee of ICN and a member of the ICN Board. During 2002, pursuant to the terms of the ICN’s 1998 Stock Option Plan, Dr. Smith received approximately $2.1 million in payment for surrender of options to purchase ICN common stock pursuant to the Plan. As of June 5, 2003 Smith held options to purchase 81,656 shares of ICN common stock, with exercise prices ranging from $10.05 to $46.25 per share or an average exercise price of $19.86 per share.

CLASS ACTION ALLEGATIONS

     12.     This action is brought individually by plaintiff and pursuant to Chancery Rule 23 as a class action on behalf of all public shareholders of Ribapharm, from the date of defendants’ initial announcement until the date any proposed transaction is consummated or abandoned, who have sustained or in the future will sustain injuries as a result of the conduct alleged herein. Defendants, their immediate families and affiliates are excluded from the Class.

     13.     This action is properly maintainable as a class action because:

     a.     The Class is so numerous that joinder of all members is impractical. Currently there are approximately 30 million shares of Ribapharm common stock not owned, directly or indirectly, by defendants. Such shares are traded on a national exchange and Class members are situated throughout the United States.

     b.     There are questions of law and fact common to the Class, including, inter alia:

     (1)  whether defendants owe and have breached their fiduciary duties to the Class as alleged herein and

     (2)  whether such conduct warrants injunctive relief.

     c.     Plaintiff is committed to the prosecution of this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of other members of the Class and plaintiff has the same interests as other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     14.     The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class and could establish incompatible standards of conduct for the defendants. Adjudication’s with respect to individual members of the Class would, as a practical matter, be dispositive of certain interests of other members of the

     Class not parties to the adjudication’s and might substantially impede or impair their ability to protect their own interests.

     15.     Defendants have acted or refused to act on grounds generally applicable to and causing injury to the Class and, therefore, preliminary and permanent injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

(Ribapharm Becomes a Public Company)

     16.     Ribapharm was incorporated on April 14, 2000. Formerly, it was a division of ICN. On August 7, 2000 ICN contributed to Ribapharm the assets and operations of its former division.

     17.     By prospectus filed on April 1 2, 2002, an initial public offering of 29,900,000, shares of Ribapharm common stock, constituting approximately 19.9% of it outstanding common shares, was completed at $10.00 per share. Following the offering ICN owned approximately 80.1%, of the common stock. In that prospectus Ribapharm’s stated its business was “to discover, develop, acquire and commercialize innovative product for the treatment significant unmet medical needs, principally in the anti-viral and anti-viral cancer areas.” Prior to the offering Ribapharm had been operating as a division of ICN. The prospectus significantly noted the product Ribaviran as central to the company’s business.

     18.     The prospectus stated that ICN initiated the public offering as part of a larger corporate restructuring plan of ICN designed to split ICN’s business into three separate companies. It also stated that ICN had advised Ribaviran “that as part of its restructuring, it is committed to distributing it’s remaining interest in us [Ribapharm] to ICN’s shareholders in a spin off no later than six months after the completion of this offer.” The prospectus stated that ICN indicated the spin off was subject to either a favorable ruling or opinion from tax counsel that the spin off would qualify as a tax free spin off and compliance with other applicable laws. The prospectus further stated that ICN did not believe stockholder approval was legally required although it might seek such approval from its stockholders. The prospectus concluded, “we are not aware at this time of any circumstances under which ICN would not effect the spin off if all of these conditions are satisfied.”

     19.     The prospectus contained generalized boilerplate disclosures about the potential consequences to Ribapharm’s minority stockholders flowing from ICN’s majority control. It also disclosed certain generalized potential conflicts between Ribapharm and ICN. It significantly, further stated however, “ICN has advised us that it will observe any fiduciary duties as our majority stockholder it may have to our other stockholders.”

     20.     The prospectus disclosed a number of risks to Ribapharm’s business including that ICN will continue to control Ribapharm so as long as it owns over 50% of the combined voting power of the stock. It did state that any person who served as a director officer, employee or consultant of ICN at any time for the preceding three years was not qualified to serve as a Ribapharm director prior to the 2006 annual meeting. It noted the restriction did not apply to persons serving as directors immediately following the offering or the certificate of incorporation was amended by owners of two-thirds of the outstanding stock. The prospectus noted a number of things ICN could do as majority stockholder including replacing the entire board without any action by others stockholders, however, a two-step freeze out at an unfair price was not mentioned.

     Significantly, these disclosures reiterated the advice that ICN would observe its fiduciary duty as majority stockholder.

     21.     A number of detailed risks were disclosed including; for example, “If our compound library is destroyed because of an earthquake or other disaster, our research and development program will be serious harmed.” and “If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages not covered by insurance.” Not disclosed was the risk that ICN might change its plan for the spin off as a result of alleged “changed circumstances and market conditions.” Nonetheless, on June 20, 2002, ICN announced that in light of “changed circumstances and market conditions” ICN was reviewing the plan to spin off its Ribapharm stock.

     22.     Indeed the specific disclosures made no mention of any such possibility. While prospectus stated “ICN’s commitment to distribute its remaining interest in a tax free spin off is subject to conditions and may not occur,” it did not advise that there was any significant ICN, simply might later change its mind.

     23.     The prospectus disclosed that in December 17, 2001 ICN entered a guilty plea in the United States District Court for Central District of California relating to allegations involving ICN and that its chairman Mr. Panic was alleged to have violated the federal securities laws in connection with the sales of stock and disclosures regarding its drug Ribaviran.

     24.     Subsequent to the offering the board of Ribapharm was announced to be Johnson Lau, Hans Thierstein, Kim Campbell, Roger Guillemin, Arnold Kroll, Roberts Smith, and John Vierling.

(ICN’s About Face)

     25.     On June 20, 2002, barely two months after the IPO and following a proxy fight, ICN announced that it had three new members elected to its board and that Mr. Panic would be retiring as Chairman and CEO although he would remain on the board. It also announced that it was “in light of changed circumstances and market conditions” it was reconsidering its previously announced plan to spin off the Ribapharm shares.

     26.     Previously, ICN board members were told the proxy fight was in large part about electing board members who could be trusted to complete the spin off.

     27.     At that time in fact ICN had not only secretly abandoned its plan to spin off the 80% of Ribapharm that it owned, but that it already was actively considering reversing the public sale of Ribapharm stock as early as June 2002. In a document filed with this Court, Roderick M. Hills, a former chairman of the SEC, stated that he resigned from ICN’s board in October of 2002 because of fundamental disagreements with management of ICN, one of which was the failure of ICN to be more forthcoming regarding its intentions with respect to Ribapharm. He also stated that ICN’s board had been inclined to reverse the public sale of Ribapharm’s stock since June and that in his view it would be unfair to repurchase Ribapharm shares below the $10.00 per share IPO price.

     28.     Mr. Hills stated, in part, in his declaration:

     a.     In July 2002 ICN received the expected approval of the tax-free nature of the Ribapharm spin off in a private letter ruling from the Internal Revenue Service. On July 24, ICN issued a press release, describing the receipt of the tax ruling, and stating that ICN was reevaluating whether to conduct the spin off and that “decisions regarding the strategic review will be announced in due course.”

     b.     He attended in person two other ICN Board meetings on August 1, 2002 and another on September 10, 2002. At the August 1, 2002 meeting, ICN’s advisors, Goldman, Sachs & Co. (“Goldman Sachs”) and McKinsey & Company, Inc. (“McKinsey”), presented their preliminary analysis on a strategic future for ICN, including the questions of whether ICN should spin-off the remaining shares of Ribapharm, continue to hold its 80% of Ribapharm stock or repurchase the approximate 20% sold to the public in the Ribapharm IPO. The recommendations of Goldman Sachs and McKinsey led to significant discussions about the options available to ICN, including the price at which ICN would have to purchase the minority interest in Ribapharm. Mr. Hill’s strongly held view before that meeting and since is that the Ribapharm stock should be repurchased by ICN and that the repurchase price should be at least the same as the Ribapharm IPO price. He expressed that view to the other ICN directors on more than one occasion.

     c.     On September 10, 2002, he attended another ICN Board meeting. At this meeting, Goldman Sachs and McKinsey presented completed studies dealing with the future structure of ICN and specifically with respect to the Ribapharm questions. Although no press release was issued after the September 10 meeting of the ICN Board, he noted that ICN has indicated in a press- release, dated November 7, 2002, that a key element of ICN’s “strategic repositioning includes[s]. . . exploring options to derive value from the company’s 80 percent ownership in Ribapharm.”

     d.     Based on all the material he has read, including all the reports from McKinsey and Goldman Sachs, and all the discussions he had with the other directors of ICN, Mr. Hill’s convinced:

•	That the repurchase of the Ribapharm shares is extremely important for ICN shareholders;

•	That the spin-off of the balance of the shares of Ribapharm to ICN shareholders is not in the best interest of ICN;

•	That it would be manifestly unfair not to repurchase the Ribapharm shares at, the very least the same price as they were sold to the public; and

•	That the continued failure to inform the shareholders of ICN and Ribapharm about this decision by ICN is detrimental to both companies.

     e.     At and since the ICN Board meeting of June 19th, he have strongly advocated full public display of information about ICN’s intentions with respect to the Ribapharm shares. Following the ICN Board meeting of September 10, and the receipt of advice from both Goldman Sachs and McKinsey on the Ribapharm questions, he has strongly advocated a public statement by ICN that the company intends to repurchase the outstanding shares of Ribapharm.

     f.     At and since the ICN Board meeting of June 19, the inclination of the ICN Board has been to reverse the public sale of the Ribapharm stock. At every meeting that he had with the directors and officers of ICN that inclination has strengthened. For many months it has been apparent the ICN Board members do not intend to spin-off ICN’s remaining Ribapharm shares and do intend at some time to repurchase those that are now owned by the public.

     29.     Johnson Lau, Ribapharm’s former Chairman and Chief Executive Officer has been quoted as stating that as early as September or October of 2002 he began receiving indications from ICN that it was considering a buy back of the public shares of Ribapharm at a substantially lower price than the $10.00 per share IPO price.

     30.     On December 22, 2002 Ribapharm issued a press release indicating that it had requested assurances from ICN that ICN intends to proceed with its previously announced tax-free spin off to ICN shareholders of all of its shares of Ribapharm. The press release indicated that in a letter to ICN Ribapharm requested a resolution from ICN’s board of directors certifying ICN’s intention to complete the spin off. Ribapharm noted in that letter that it had entered into a tax sharing agreement with ICN based on the previously announced spin off. Johnson Lau, Chairman and CEO of the Ribapharm, was quoted as stating that Ribapharm needed to determine “if ICN has now changed its position.”

     31.     On December 23, 2002 ICN issued a press release announcing that it had taken shareholder action to remove all but one board member, Roberts Smith, claiming that it had lost confidence in the leadership of Ribapharm’s board. The press release made no comment on ICN’s intention with respect to proceeding with or not proceeding with the proposed spin off.

     32.     On January 22, 2003 ICN announced that it had settled outstanding litigation involving ICN, Ribapharm and certain officers and directors. The settlement included the removal of Johnson Lau, Kim Campbell, Arnold Kroll, Hans Thierstein and John Vierling as directors of Ribapharm.

     33.     ICN caused Ribapharm on January 23, 2003 to announce that Mr. Smith as sole remaining director had elected Daniel J. Paracka, Santo Costa, Gregory Boron, and James Pieczynski as additional directors. On February 21, 2003 those directors elected Andre Dimitriadis as an additional director.

     34.     ICN’s decision to keep Mr. Smith as a director of Ribapharm and to either approve of or permit the appointment of the remaining directors of Ribapharm was made in connection with and as part of its failure to implement its previously announced intention to spin off its ownership of Ribapharm shares and its plan to acquire Ribapharm’s public shares. Thus each of these directors was selected at a time ICN knew or reasonably expected that it would engage in a squeeze out of the minority stockholders of Ribapharm. Each of these directors was selected and/or approved, either explicitly or tacitly by ICN with a view that they would permit such a transaction to proceed.

     35.     Further, coming on the heals of ICN’s litigation with Ribapharm and its former officers and directors, ICN had demonstrated its insistence that Ribapharm’s Board act in ways satisfactory to ICN or ICN would exercise its authority to remove such directors, with litigation if necessary. The Ribapharm board members unquestionably accepted their role on the Ribapharm board knowing that ICN would not hesitate to remove them if they acted in ways unsatisfactory to ICN.

(ICN Publicly Abandons Its Prior Commitment
To The Spin Off And To Acting As A Fiduciary
To The Minority Stockholders)

     36.     On June 2, 2003 ICN announced its intention to make a tender offer to all the Ribapharm shares it currently did not own. It announced an offering price of $5.60 per share in cash. The announcement stated that the company had completed a comprehensive assessment of the company’s interest in Ribapharm including an analysis of Ribapharm’s value.

     37.     ICN stated that it expected to file offering materials with the SEC and to commence a tender offer within Seven to ten days. It stated the offer did not contemplate requiring the approval of Ribapharm’s board of directors. It did state the offer would be conditioned on the tender of the majority of the public shares of Ribapharm, although it did not state this condition would be non-waivable. Finally, the announcement stated that if the tender offer successfully acquired at least 90% of Ribapharm’s stock ICN intended to effect a “short form” merger and acquire the remaining shares at $5.60 per share case.

     38.     As to Ribapharm’s Board’s role, the press release only stated that Ribapharm was required to file with the SEC a statement as to its position on the offer within ten business days of its commencement.

     39.     ICN made no announcement or commitment to offer a fair price, to empower or authorize Ribapharm’s Board to take all actions they deemed necessary and appropriate to protect the interest on Ribapharm’s minority stockholders and made no commitment not to seek the removal of such directors in the event they acted in a way contrary to ICN’s interest.

     40.     To date, Ribapharm has stated that it has retained Morgan Stanley and Company, Inc. as financial advisor to assist it in considering the proposal and that it would proceed in a timely and orderly fashion to consider the proposal and its implications. Ribapharm’s Board stated that “no decision’s whatsoever had been made by the Board of Directors with respect to Ribapharm’s response to the proposal.”

     41.     Since ICN replaced Ribapharm’s Board with its nominees, ICN has caused Ribapharm to fail to disclose information which might have the affect of increasing Ribapharm’s stock traded price. For example, it has been reported publicly that Ribaviran may be an effective treatment for severe acute respiratory syndrome (“SARS”). Worldwide concern about SARS and the possibility that it will become an ever-greater concern and would be favorable information about Ribapharm and its product. Further, the terms of its settlement of patent litigation with the Roche Group have not been revealed. On information and belief plaintiff understands these terms could provide for the payment of over $100,000,000 to Ribapharm.

     42.     ICN indicated in its June 2003 press release that it had “conducted a comprehensive assessment the best course of action with respect to [its] investment in Ribapharm, including an analysis of Ribapharm’s value and the uncertainty’s and challenges that we believe are likely to remain with Ribapharm for some time.” To the extent that comprehensive assessment of Ribapharm’s value used any information not publicly available to all shareholders, ICN and its hand picked Ribapharm Board violated their duties to the Class by providing material non-public information to assist ICN in its plan to squeeze-out the public stockholders of ICN at an unfair price.

(ICN Commences Its Tender Offer)

     43.     On June 10, 2003 commenced its tender offer at the previously announced price of $5.60 per share. ICN also stated that the tender offer was subject to obtaining control over 90% of the issued and outstanding shares of Ribapharm.

     44.     ICN stated that the conditions of obtaining a majority of the outstanding public stock and obtaining 90% of the shares are non-waivable conditions. ICN stated that in the event the tender offer were successful, it to shall cause the back-

end short-form merger on the same terms unless it is unlawful. While there is a majority of the minority condition, the offer suggests there is a possibility that the offer will close but a merger would not occur because ICN’s ownership might fall below 90%. How ICN, once owning over 90% could have its interest fall below 90% before it could close a back end short-form merger, is not explained. Further, the likelihood of such is not disclosed. Officers and directors of Ribapharm own approximately 25,700 shares.

     45.     ICN did not disclose what it considered to be fair value for Ribapharm. ICN did not disclose what non public information it had received from Ribapharm in order to make its comprehensive assessment of Ribapharm’s value. ICN did not disclose the expected future prospects for Ribapharm.

     46.     On June 6, 2003 Ribapharm’s Board reportedly sent a letter to ICN requesting that ICN refrain from commencing its offer until June 23, 2003. Obviously, ICN has refused that request.

     47.     In its offer to purchase dated June 10, 2003 ICN acknowledges that Kim Lamon, President and Chief Executive Officer of Ribapharm and remained as a member of ICN’s Board. While Dr. Lamon reportedly recused himself from the portions of certain ICN’s board meetings subsequent to March 3, 2003 wherein ICN’s board discussed possible alternative for its Ribapharm investment, such recusals were not reported to have occurred at any time prior to that despite the fact that such discussions had been taking place since July of 2002. Indeed by that time ICN had retained Goldman Sachs & Company and an undisclosed management consulting firm to assist in that strategic review and development of alternatives to the promised spin-out of ICN’s Ribapharm stock. Coming as it did only one month before the culmination of the process

Dr. Lamon’s reported recusal’s are wholly ineffective and demonstrate that for the prior eleven months ICN properly used its position as a majority stockholder to gain advantage for itself at the expense of the public shareholders of Ribapharm.

     48.     Based on Dr. Lamon’s knowledge of the process from his involvement with ICN’s Board, a properly function and independent Ribapharm Board and management would have long ago begun to develop plans and strategies to deal with ICN’s unsolicited tender offer. Indeed since January of 2003 Ribapharm’s Board and management should have been developing such plans and defenses. The offer to purchase reveals that Ribapharm’s Board requested that ICN refrain from commencing the tender offer until June 23, 2003 in order to permit a time to consider its options. The request was denied, however, the request itself coming after months of activity despite the knowledge that such an offer might be forthcoming is indicative that ICN’s hand picked nominee’s for Ribapharm’s Board have not actively been undertaking defense of the public stockholders of Ribapharm.

     49.     The offer to purchase states that factors which changed ICN’s evaluation of its alternatives with respect to its Ribapharm stock included a substantial downward revision of Ribapharm’s earning projections “by equity research analysts.’’ Undisclosed is whether the company believes those estimates are accurate and how they compare with ICN’s knowledge of Ribapharm’s projections which, ICN acknowledges it had access to. Critically, undisclosed is the cash flow to be received from the settlement of the patent litigation with the Roche Group. Given that this number has not been disclosed equity research analysts would be unable to include that in their estimates. The offer to purchase discussed several different projections but fails to include any meaningful explanation of why there is material variation among them nor what the indicated value of Ribapharm would be under each.

     50.     The offer to purchase states ICN believes the offer is fair based, in part, on report of Goldman Sachs which itself was based analysts estimates for the companies earnings and not the companies estimates which, are known to ICN. It does not reveal how its $5.60 price was determined and Goldman Sachs presentation contains no analysis of the $5.60 price. While ICN discloses, in part, that Ribapharm’s estimates exceeded the earnings estimates used by ICN in developing its offer, it does not disclose what value the company’s own estimates would place on Ribapharm’s shares nor does it disclose whether the company’s estimates include monies to be received from the Roche Group patent litigation settlement.

     51.     While the offer to purchase touts a purportedly favorable premiums over stock trading prices. Inexplicably the analysis is done as of May 27, 2003, not May 30, 2003, the date the ICN Board purportedly made its decision nor some date in June far more proximate to the offer. Also, critically absent from that analysis is any discussion of the impact of Ribapharm’s unique history on the premium analysis. Indeed, ICN’s own offer to purchase acknowledges the company’s recently troubled history including litigation between it and Ribapharm’s former board and the uncertainty, created by ICN, of ICN’s refusal to follow through on its prior commitment to spin-off Ribapharm’s shares. The offer to purchase makes no disclosure of the basis on which the market price of purportedly comparable companies stock could be comparable under these circumstances nor whether, in the opinion of Goldman Sachs, any adjustment was appropriate.

     52.     The offer to purchase reveals that in November of 2002 ICN received from Ribapharm internal five year projection, while it reveals that such projections forecasts substantially higher future revenues for Ribapharm. It does not reveal the purported changed market circumstances and other assumptions in any detail which would permit a reader to evaluate ICN’s claim that the projections are not reliable. Nor does it disclose what Ribapharm’s value would be if its projection is accepted.

     53.     In addition ICN’s disclosures regarding the projections it does use does not reveal whether those projections include revenues from the settlement of the Roche Group patent litigation and how such revenues would impacted the projections.

     54.     On June 10 Ribapharm’s Board, in response to ICN’s action issued a press release requesting that Ribapharm shareholders hold off from taking action until June 23. Ribapharm’s Board did not reveal what options it was considering nor whether it was even considering resisting ICN’s offer.

     55.     The fair value of Ribapharm stock is materially greater than the consideration that Ribapharm unilaterally has determined to pay. ICN’s initial public announcement of the Squeeze-out Transaction announced it will pay $5.60 per share. At that time, the fair value of ICN’s shares was materially greater than $5.60 per share. Indeed, earlier this year it traded as high as $7.50 per share and some analyst’s have predicted as much as $11.00 per share price.

     56.     The Squeeze-Out Transaction is unfair in both process and price. ICN as a result of its majority ownership of Ribapharm stock, owes a fiduciary duty to the public stockholders of Ribapharm, and absent appropriate procedural safeguards, bears the burden of establishing the entire fairness of both the process and the price related to the Squeeze-Out Transaction. ICN’s proposal constitutes a self-dealing transaction because it seeks to acquire for itself the public shares of Ribapharm and seeks to use the corporate mechanisms which are at its disposal as a result of its ownership of a majority of the common stock and its ability to elect and control the entirety of the Board of Directors of Ribapharm and, thus, the actions of the Board of Ribapharm.

     57.     Under Delaware law, a “pure short-form merger,” while self-dealing, is not actionable, as such. The Squeeze-Out Transaction, however, is not a “pure short-form merger, “because ICN will gain its ability to consummate a short-form merger through an essentially unitary tender offer/back-end merger transaction.

     58.     The members of the Ribapharm Board owe an obligation to Ribapharm and its stockholders to use the means available to them, such as a poison pill and other defensive mechanisms, to protect the public shareholders and the corporate enterprise from unfair tender offers. The Ribapharm Board also has the right, and the concomitant duty, to consider alternative actions designed to deliver greater value to ICN’s public stockholders.

     59.     By way of example, if a third-party were to make a tender offer for Ribapharm at a price that the Ribapharm Board believed to be unfair to Ribapharm’s stockholders, the fiduciary responsibilities of the members of the Ribapharm Board would require that they take various actions designed to (i) prevent the success of the tender offer, and/or (ii) to provide more valuable alternatives to Ribapharm stockholders. The fact that it is Ribapharm’s controlling stockholder, and not a third-party, that seeks to acquire complete ownership of Ribapharm does not alter these fundamental fiduciary obligations. Rather, the fact that the party seeking to acquire ownership is, itself, a fiduciary serves only to heighten the fiduciary responsibilities of the members of the Ribapharm Board.

     60.     Because of ICN’s domination and control of the Ribapharm’s Board, ICN is in a position to prevent such actions from being taken and members of the Ribapharm Board cannot reasonably be expected to act independently of ICN in determining whether to engage in such actions. Indeed, ICN’s own public statements suggest that it believes the role of the Ribapharm Board is limited to simply recommending or not recommending stockholder action with respect to the first step of the Squeeze-Out Transaction and that transaction is in the sole control of ICN and Ribapharm’s stockholders.

     61.     The Squeeze-Out Transaction has only a single procedural safeguard designed to protect the public stockholders of Ribapharm a minimum condition of the tender of a majority of the minority. There are no safeguards to ensure the entire fairness of the transaction. ICN has declined to require its nominees on the Ribapharm Board to place Ribapharm’s response in the hands of truly independent Ribapharm directors (if there are any). In addition, adding further uncertainty, ICN has failed to commit that if its plan to achieve 90% of the stock by tender offer fails, it will not seek to acquire the public shares of Ribapharm by other means.

     62.     The members of the Ribapharm Board are obligated to respond to the Squeeze-Out Transaction to protect Ribapharm and its public stockholders from ICN’s self-dealing actions. Because of ICN’s domination and control of the members of Ribapharm Board, however, they are not in a position to comply with their fiduciary responsibilities.

     63.     Indeed, ICN here seeks to take the paradigm of the increasingly popular efforts to freeze out minority stockholders in transactions devoid of fiduciary obligations even further. In this circumstance ICN seeks to add to the process an additional step which, viewed in isolation in Delaware law, is without any fiduciary obligation. The first step of this wrong was ICN’s sale of approximately 20% of Ribapharm to the public. ICN will argue that it owned no fiduciary duty to those stockholders until the shares were purchased and that it was not contractually obligated to complete the spin off. ICN will now assert that it owes no fiduciary duty to those stockholders in making this tender offer and finally will assert that it owes no fiduciary duty in a back end freeze out merger. Delaware law, however, does not view these activities in isolation and, when viewed in context the gross unfairness is clear.

     64.     ICN spun off 20% of one of its divisions to the public in a transaction where it committed to complete the spin off of the remaining 80% to its own stockholders. While the spin off transaction was subject to certain conditions, i.e. favorable tax clearances, all such conditions were satisfied. Yet only two months after the spin off, ICN abandoned the commitment to proceed with the spin off for reasons entirely unrelated to those set forth in the IPO prospectus.

     65.     ICN received $10.00 per share for the 29,900,000 million shares sold in the IPO. That price of $10.00 per share was supported because people purchasing those shares reasonably believed that they would end up owning stock in a widely held publicly traded company. Instead, ICN abandoned its commitment to proceed and abandoned its commitment to act in a fiduciary capacity to the minority Ribapharm stockholders. Critically, ICN abandoned its spin off plans not for any reasons set forth in the IPO prospectus but for its own selfish interests.

     66.     Over the course of its reexamination of its strategic alternatives ICN repeatedly declined to provide any assurances to the Ribapharm public stockholders that it was considering proceeding with the spin off or with any other transaction which would provide any benefit to them.

     67.     Further, ICN engaged in a bitter public fight with Ribapharm’s board eventually replacing all, but ICN’s own selected nominee to the board, later adding additional hand picked choices.

     68.     Quite understandably, such actions had the effect of depressing the price of Ribapharm’s publicly traded shares. Indeed, an investment in Ribapharm changed from owning shares in widely held publicly traded company to owning shares in a company with a publicly traded 20% minority interest and an 80% dominant stockholder. This alone had a substantial negative impact on the stock. Added to this is ICN’s abandonment of its prior commitment to act as a fiduciary to those 20% stockholders has resulted in a depressed trading price for Ribapharm’s public shares. Critically, all of these factors are attributable to ICN’s own conduct.

     69.     Now ICN publicly announces that its unilaterally determined price of $5.60 per share is a 20% premium over the average trading price of Ribapharm stock one-month before the announcement. Of course, absent from the announcement is anything related to ICN’s determination of Ribapharm’s actual value and, long forgotten is the fact that only one year ago Ribapharm sold those very same shares to the public for $10.00 per share, 78% more than it is now offering. Thus, in the course of a year ICN sold stock pursuant to a plan to spin out one of its subsidiaries, then reneged on the representations that it made in doing so, ousted the board it agreed to in the IPO, and now seeking to freeze out the minority stockholders in a coercive transaction that will net for itself a tidy profit of approximately $127 million dollars. Defendant’s hope to accomplish this scheme all without having this Court impose on them any fiduciary duties.

COUNT I

(Breach of Fiduciary Duty By ICN)

     70.     Plaintiff incorporates paragraphs 1 through 69 hereof as if fully set forth herein.

     71.     ICN and, by reason of its position as controlling stockholder of Ribapharm, is obligated to ensure the entire fairness of any self dealing transaction seeking to acquire the public shares of Ribapharm, in any transaction other than a “pure short-form merger.” Even in the event such duties did not arise from ICN’s status as a majority stockholder, under the circumstances present here ICN is estopped from asserting that another standard governs its conduct.

     72.     The Squeeze-Out Transaction is not a “pure short-form merger” because ICN will gain its ability to consummate a short-form merger through an essentially unitary tender offer/back-end merger transaction.

     73.     ICN has not taken any steps to establish entire fairness in either process or price in the Squeeze-Out Transaction. Nor has it taken any steps to protect Ribapharm’s public shareholders from ICN’s domination and control. In addition, ICN has failed to instruct its hand picked Ribapharm Board to affirmatively empower a truly independent Special Committee of the Ribapharm Board to take such actions as are in the Ribapharm Board’s authority to (i) negotiate with ICN, (ii) implement measures designed to deflect ICN from achieving the Squeeze-Out Transaction on terms that are not fair to Ribapharm’s public stockholders, and (iii) explore and implement alternative transactions that offer greater value to Ribapharm’s public stockholders.

     74.     As a result of the foregoing, ICN has breached their fiduciary duties to plaintiff and the Class, for which plaintiff and the Class lack an adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of By Members of the Ribapharm Board)

     75.     Plaintiff incorporates paragraphs 1 through 74 hereof as if fully set forth herein.

     76.     Delaware law imposes upon directors of Delaware corporations an affirmative fiduciary duty to the corporation and its stockholders to protect and defend their interests in the face of a two-step going-private transaction that the directors believe to be unfair. This duty applies with even greater force when the proponent of the going-private transaction is a majority or controlling stockholder.

     77.     In the instant case, the courses of action available to the Ribapharm should include, among other things, (i) taking such defensive measures, i.e., a poison pill, as are legally available to provide the Board the leverage to negotiate with ICN and to obtain the highest price reasonably available for its public shareholders, or (ii) developing a competing proposal that would provide greater value to Ribapharm’s public stockholders. To date, however, the members of the Ribapharm Board have taken no such actions.

     78.     Based on the foregoing, plaintiff and the Class have and will continue to suffer damages, including injuries for which they have no adequate remedy at law.

COUNT III

(Breach of Fiduciary Duty — Disclosure)

     79.     Plaintiff incorporates paragraphs 1 through 78 hereof as if fully set forth herein.

     80.     All of the defendants (other than Ribapharm) owe a fiduciary obligation to provide all material information to Ribapharm’s public stockholders in connection with the Squeeze-Out Transaction.

     81.     Defendants have failed to disclose material information, which is in their possession, including, but not limited to the following:

          a. ICN’s analysis of Ribapharm’s value and the uncertainties and challenges likely to remain;

          b. ICN’s plans with respect to Ribapharm’s management;

          c. An analysis of the current fair value of Ribapharm’s public stockholders’ proportionate interest in the entire enterprise, as opposed to a calculation of the premium over market trading prices for Ribapharm’s common stock. Simply a disclosure of the premium over market trading prices is only a disclosure of the “premium” over a price which has an inherent minority discount and which is, undoubtedly, further affected by ICN’s conduct and domination and control of Ribapharm’s common stock. Without a further analysis of how that “premium” was affected by factors unique to Ribapharm which depress its price, as well as the fair value of the Ribapharm stockholders’ proportionate interest in the enterprise as a whole, this information is not only misleading but is potentially inaccurate as there may, in fact, be no premium to fair value at all;

          d. the value to Ribapharm of the settlement of patent litigation, with Roche Group which has never been disclosed;

          e. whether ICN’s financial advisor included the value of the settlement with the Roche Group in connection with any analysis. More significantly, if any such analysis has been performed, the substance of such analysis has not been disclosed;

          f. how the Squeeze-Out Transaction evolved prior to time that ICN board of directors authorized ICN to announce its decision to purse the transaction;

          g. the process by which ICN established the price to be paid in the Squeeze-Out Transaction and its basis for the $5.60 price, and the factors considered in connection therewith;

          h. the reasons that ICN elected to structure with the Squeeze-Out Transaction in a manner in which ICN believes that the Ribapharm Board has no role to play other than to make an SEC filing regarding the transaction;

          i. why ICN abandoned the spin off transaction including what specific changed “circumstances and market calculations” caused that change; and

          j. at what price ICN would no longer consider the Squeeze-Out Transaction to be a good investment for ICN.

     82.     Indeed, ICN has not even disclosed whether it believes that $5.60 per share represents a “fair value” for Ribapharm’s public stockholders.

     83.     As a result of the foregoing, plaintiff and the Class have suffered irreparable harm for which they have no adequate remedy at law.

COUNT IV

(Breach of Fiduciary Duty — Actionable Coercion)

     84.     Plaintiff incorporates paragraphs 1 through 83 hereof as if fully set forth herein.

     85.     The first-step exchange offer of the Squeeze-Out Transaction is actionably coercive.

     86.     As ICN has publicly announced, if the first-step exchange offer of the Squeeze-Out Transaction is successful, ICN intends to eliminate the equity interests of those stockholders who do not submit their shares in the second-step short-form merger.

     87.     ICN has not committed that, if the offer fails, it will take no other action to acquire its public stock. Nor has it committed to permit the Ribapharm Board to act to prevent ICN from taking other action detrimental to the public stockholders.

     WHEREFORE, plaintiff respectfully requests an order or orders directing the following:

     A.     Certifying this action as a class action pursuant to Chancery Rule 23(b)(1), (b)(2), and (b)(3);

     B.     Directing expedited proceedings with respect to defendants’ obligations with respect to providing disclosure and sustaining their burden as to entire fairness;

     C.     Preliminarily and permanently enjoining the proposed transaction pending proper disclosures and defendants’ sustaining their burden to establish the entire fairness of a proposed transaction;

     D.     Awarding plaintiff and the Class such damages that they have sustained, including attorneys’ fees and experts’ fees in connection with the prosecution of this litigation; and

     E.     Awarding such other and further relief as is just.

Dated: June 11, 2003	TAYLOR & McNEW LLP

	By:	/s/ R. Bruce McNew

R. Bruce McNew 3711 Kennett Pike, Suite 210 Greenville, DE 19807 Telephone: 302/655-9200

COUNSEL FOR PLAINTIFF

OF COUNSEL:

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP Daniel L. Berger Douglas McKeige 1285 Avenue of the Americas New York, NY 10019 Telephone: 212/554-1400

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

)
)
)
)
STEVEN SILVERBERG, individually	)
and on behalf of all others similarly	)
situated,	)	CIVIL ACTION NO.
Plaintiff,	)
v	)	CLASS ACTION
ICN PHARMACEUTICALS, INC.,	)
RIBAPHARM, INC., ROBERTS A	)
SMITH, DANIEL PARACKA, SANTO J	)
COSTA, GREGORY BORON, JAMES	)
PIECZYNSKI, AND ANDRE	)
DIMITRIADIS,	)
Defendants.	)

VERIFICATION OF R. BRUCE McNEW

STATE OF DELAWARE

COUNTY OF NEW CASTLE

     BE IT REMEMBERED that on this 11th day of June 2003, personally appeared before me, the undersigned, a Notary Public for the County and State aforesaid, R. Bruce McNew, Esquire, who being by me duly sworn according to law, did depose and say:

     1.     That he has reviewed the foregoing Verified Complaint, and that the matters set forth therein are true and correct to the best of his knowledge and belief.

SWORN TO AND SUBSCRIBED before me the 11th day of June 2003.	/s/ R. Bruce McNew R. Bruce McNew

/s/ Gerald J. Proffitt Notary Public